Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

July 14, 2023

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Ms. Jennifer Thompson

Mr. Jimmy McNamara

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hello Group Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-36765

Ladies and Gentlemen:

Hello Group Inc. (the “Company”) has received the letter dated July 7, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension of 10 business days to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address certain comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible, on or prior to August 4, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsels, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com, or the Chief Financial Officer of the Company, Cathy Hui Peng, via e-mail at peng.hui@hellogroup.com.

Thank you very much.

Very truly yours,

/s/ Cathy Hui Peng
Cathy Hui Peng
Chief Financial Officer

cc:	Yan Tang, Chairman and Chief Executive Officer, Hello Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Sijia Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP